Exhibit 1
17th October, 2006
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Subject: Unaudited Financial Results for the second quarter and half year ended 30th September, 2006
We attach herewith two files containing the unaudited financial results of the Bank for the second quarter and half year ended 30th September, 2006 and the press release in respect thereof as approved at the Board Meeting today.
The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Vice — President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF-YEAR ENDED SEPTEMBER 30, 2006

						(Rs. in lacs)
		Unaudited results	Unaudited results	Unaudited results	Unaudited results	Audited results for
		for the quarter	for the quarter	for the half year	for the half year	the year ended
	Particulars	ended 30-09-2006	ended 30-09-2005	ended 30-09-2006	ended 30-09-2005	31-03-2006
1	Interest Earned (a) + (b) + (c) + (d)	163566	102290	313995	191703	447534
a	Interest / discount on advances / bills	99581	61278	190161	114649	270020
b	Income on investments	59332	37605	111283	70082	163166
c	Interest on balances with Reserve Bank of India
	and other inter bank funds	4567	3404	12391	6948	14255
d	Others	86	3	160	24	93
2	Other Income	39771	26015	74850	52370	112398
A	Total Income (1+2)	203337	128305	388845	244073	559932
3	Interest Expended	79006	41077	147672	78121	192950
4	Operating Expenses (e) + (f)	57913	40164	113185	75965	169109
e	Payment to and provision for employees	18133	11516	34769	22426	48682
f	Other operating expenses	39780	28648	78416	53539	120427
B	Total Expenditure (3) + (4)
	(excluding provisions & contingencies )	136919	81241	260857	154086	362059
C	Operating Profit (A - B) (Profit before
	provisions and contingencies)	66418	47064	127988	89987	197873
D	Other Provisions and Contingencies	30571	18062	56958	34647	72522
E	Provision for Taxes	9553	9038	20806	17023	38273
F	Net Profit (C-D-E)	26294	19964	50224	38317	87078
5	Paid up equity share capital (face value Rs. 10)	31437	31193	31437	31193	31314
6	Reserves excluding revaluation reserve					498639
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
B	Capital adequacy ratio	12.1%	10.4%	12.1%	10.4%	11.4%
C	Earnings per share (par value Rs. 10/- each)
	Basic	8.4	6.4	16.0	12.3	27.9
	Diluted	8.3	6.0	15.8	11.6	26.3
8	Aggregate of Non-promoter shareholding
	— No. of shares	245513808	243073108	245513808	243073108	244281408
	— Percentage of shareholding	78.1%	77.9%	78.1%	77.9%	78.0%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

					(Rs. in lacs)
	Unaudited results	Unaudited results	Unaudited results	Unaudited results	Audited results for
	for the quarter	for the quarter	for the half year	for the half year	the year ended
Particulars	ended 30-09-2006	ended 30-09-2005	ended 30-09-2006	ended 30-09-2005	31-03-2006
1. Segment Revenue
a) Retail Banking	190550	110925	359134	222464	517384
b) Wholesale Banking	116361	67474	227602	124671	285338
c) Treasury	17962	23484	33769	34462	77389
Total	324873	201883	620505	381597	880111
Less: Inter Segment Revenue	121536	73578	231660	137524	320179
Income from Operations	203337	128305	388845	244073	559932
2. Segment Results
a) Retail Banking	24742	11602	47647	25334	70167
b) Wholesale Banking	10804	16586	24554	29986	53787
c) Treasury	301	814	(1171)	20	1397
Total Profit Before Tax	35847	29002	71030	55340	125351
3. Capital Employed
(Segment Assets — Segment Liabilities)
a) Retail Banking	(285587)	(141045)	(285587)	(141045)	(1316)
b) Wholesale Banking	863295	843481	863295	843481	207260
c) Treasury	(25537)	(232970)	(25537)	(232970)	302572
d) Unallocated	32869	27295	32869	27295	21437
Total	585040	496761	585040	496761	529953
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on October 17, 2006.

2.	During the quarter and the half-year ended September 30, 2006, the Bank allotted 524,900 shares and 1,232,400 shares respectively pursuant to the exercise of stock options by certain employees. The Bank allotted 2,46,200 shares on October 16, 2006 pursuant to the exercise of stock options by certain employees during the month of September 2006.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	Provision for Taxes includes Rs. 325 lacs and Rs. 825 lacs towards provision for fringe benefit tax (FBT) for the quarter and the half-year ended September 30, 2006, respectively.

5.	During the quarter ended September 30, 2006, the Bank raised Rs. 300 crores as Upper Tier II capital and Rs. 241 crores as Lower Tier II capital, both in the form of subordinated bonds. The bank also raised Rs. 200 crores as unsecured non-convertible subordinated perpetual bonds in the nature of debentures for inclusion as Tier I capital.

6.	As on September 30, 2006, the total number of branches (including extension counters) and the ATM network stood at 535 branches and 1382 ATMs respectively.

7.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2006:

Opening: nil; Additions: 57; Disposals: 57; Closing: nil.

8.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

9.	The above results for the quarter and the half-year ended September 30, 2006, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited (erstwhile The Stock Exchange, Mumbai) and The National Stock Exchange of India Limited.

10.	Rs. 10 lac = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: October 17, 2006.	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 30-09-2006	As at 30-09-2005
CAPITAL AND LIABILITIES
Capital	31437	31193
Reserves and Surplus	553603	465568
Employees’ Stock Options (Grants) Outstanding	4	24
Deposits	6344681	4544609
Borrowings	298035	456284
Other Liabilities and Provisions*	1208550	541145

Total	8436310	6038823

ASSETS
Cash and balances with Reserve Bank of India	439170	278921
Balances with Banks and Money at Call and Short notice	191507	163500
Investments	3107443	2132800
Advances	4277933	3170564
Fixed Assets	92282	74287
Other Assets	327975	218751

Total	8436310	6038823

*	Includes Subordinated Debt of Rs. 261200 lacs (previous year: Rs. 50000 lacs) and Rs. 20000 lacs (previous year: nil) of unsecured non-convertible subordinated perpetual bonds as on September 30 2006.

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE QUARTER & HALF-YEAR ENDED SEPTEMBER 30, 2006
The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and half-year ended September 30, 2006 at its meeting held on Tuesday, October 17, 2006. The accounts have been subjected to “Limited Review” by the Bank’s statutory auditors.
FINANCIAL RESULTS
Quarter ended September 30, 2006
For the quarter ended September 30, 2006, the Bank earned total income of Rs.2,033.4 crores as against Rs.1,283.1 crores in the corresponding quarter ended September 30, 2005. Net revenues (net interest income plus other income) for the quarter ended September 30, 2006 were Rs.1,243.3 crores, an increase of 42.5% over Rs.872.3 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs.1,022.9 crores for the quarter ended September 30, 2005, to Rs.1,635.7 crores for the quarter ended September 30, 2006. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2006 increased by Rs.233.5 crores to Rs.845.6 crores, up by 38.1%. This was driven by an average asset growth of 40% and a stable core net interest margin at just about 4%.
Other income (non-interest revenue) for the quarter ended September 30, 2006 was Rs.397.7 crores, an increase of 52.9% over Rs.260.2 crores for the corresponding quarter of the previous year. Its principal component was fees and commissions contributing Rs.314.1 crores for the quarter ended September 30, 2006, a growth of 44.2% over the corresponding quarter of the previous year. The other two components of other income were foreign exchange/derivatives revenues of Rs.58.2 crores and profit on sale/revaluation of investments of Rs.20.6 crores (net of loss on sale of debt mutual funds) as against Rs.28.4 crores and Rs.11.9 crores respectively, for the quarter ended September 30, 2005. Operating (non-interest) expenses for the quarter increased by Rs.177.5 crores to Rs.579.1 crores and were 46.6 % of net revenues and 28.5% of the total income for the quarter ended September 30, 2006. Provisions and contingencies for the quarter were Rs.305.7 crores (against Rs.180.6 crores for the corresponding quarter ended September 30,

2005), principally comprising of specific provision for non performing assets and general provision for standard assets of Rs.220.7 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.57.6 crores. After providing Rs.95.5 crores for taxation, the Bank earned a Net Profit of Rs.262.9 crores, an increase of 31.7% over the quarter ended September 30, 2005.
Total balance sheet size increased by 39.7% from Rs.60,388 crores as of September 30, 2005 to Rs.84,363 crores as of September 30, 2006. Total deposits were Rs.63,447 crores, an increase of 39.6% from September 30, 2005. With savings account deposits of Rs.18,241 crores and current account deposits at Rs.14,851 crores, the CASA mix was healthy at around 52% of total deposit as at September 30, 2006. The Bank’s total customer assets (including advances, corporate debentures, investments in securitised paper, etc) increased to Rs.49,326 crores as of September 30, 2006, from Rs.36,764 crores as of September 30, 2005, a growth 34.2%. Retail loans grew 44.4% on a year-on-year basis to Rs.25,211 crores, and now form 56.0% of gross advances.
Half-Year ended September 30, 2005:
For the half-year ended September 30, 2006, the Bank earned total income of Rs.3,888.5 crores as against Rs.2,440.7 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2006 were Rs.2,411.7 crores, up by 45.3% over Rs.1,659.5 crores for the six months ended September 30, 2005. Net Profit for the half-year ended September 30, 2006 was Rs.502.2 crores, up by 31.1%, over the corresponding six months ended September 30, 2005.
BUSINESS UPDATE:
Despite the higher interest rate environment and the branch network remaining unchanged, the Bank’s business momentum remained healthy in both its retail and wholesale customer franchises. This has been enabled by the bank’s strong positioning as a “top 3” player in most products that the bank participates in, increased sales staffing, productivity gains, as well as higher penetration and cross sell to the Bank’s customer base.
Portfolio quality as of September 30, 2006 remained healthy with net non-performing assets at 0.4% of total customer assets. Capital Adequacy Ratio (CAR) was 12.1% against the regulatory minimum of 9%. Tier I CAR was at 8.2%. During the quarter ended September 30, 2006, the Bank has raised Rs. 241 crores of subordinated debt qualifying as Lower Tier II capital, Rs. 300 crores of Upper Tier II capital and Rs. 200 crores of perpetual debt qualifying as Hybrid Tier I capital.
Note:
(i)	Rs. = Indian Rupees
(ii)	1 crore = 10 million
(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.